Exhibit 99.1

ChinaEdu Corporation Announces Share Repurchase Program

BEIJING, CHINA –January 10, 2013 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online education services provider in China, today announced that the Company’s board of directors has approved a share repurchase program.

Under the terms of the program, the Company is authorized, but not obligated, to repurchase up to US$40 million in aggregate amounts of its ADSs in the open market or through privately negotiated transactions. In privately negotiated transactions, the Company is authorized, but not limited, to reach agreements with each of the following shareholders: Columbia Pacific Advisors, LLC, Lake Union Capital Management, LLC and New Vernon Investment Management LLC to purchase at total of 5,175,456 ADSs at US$5.60 per share.

The method, timing and amount of any repurchase will depend on market conditions, the trading price of the ADSs and other factors. Such repurchases will be subject to, and executed in compliance with, relevant rules under United States securities regulations. The share repurchase program may be suspended, modified or discontinued at any time. The share repurchase program will be funded with the Company’s available working capital as well as bank loans.

Julia Huang, executive chairman commented, “The Company’s management team, together with its board of directors, believes the share repurchase transaction is in the best interest of the Company and its shareholders. This decision also demonstrates management’s confidence in the Company’s long-term growth and profitability. As we move forward, we will continue to leverage our core expertise in interactive learning as well as our nationally recognized brand name to take advantage of the vast opportunities available in our industry in China.”

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 12 universities, ranging from 10 to 50 years in length. The Company has also entered into technology agreements with 6 universities. Besides, ChinaEdu performs recruiting services for 22 universities through nationwide learning center network.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net